NIKE, INC.
                  COMPUTATION OF RATIO OF EARNINGS TO CHARGES

                                         Three Months Ended
                                             August 31,
                                         __________________

                                        1998           1997
                                        ____           ____

                                           (in millions)

Net income                             $163.8         $253.1
Income taxes                            107.0          158.5
                                       ______         ______

      Income before income taxes        270.8          411.6
                                       ______          _____

Add fixed charges
      Interest expense (A)               15.6           17.2
      Interest component of leases (B)   10.4           10.1
                                       ______         ______

Total fixed charges                      26.0           27.3
                                       ______         ______

Earnings before income taxes and
      fixed charges (C)                $295.4         $438.6
                                       ======         ======
Ratio of earnings to total fixed
      charges                           11.36          16.07
                                       ======         =======

(A) Interest expense includes both expensed and capitalized.
(B) Interest component of leases includes one-third of rental expense, which approximates the interest component of operating leases.
(C) Earnings before income taxes and fixed charges is exclusive of capitalized interest.